UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                    HERITAGE PROPERTY INVESTMENT TRUST, INC.
                                (Name of Issuer)
                    Common Stock, $0.001 par value per share
                         (Title of Class of Securities)
                                    42725M107
                                 (CUSIP Number)
                                 John Hutchinson
                          Secretary and Vice President
                                Centro Saturn LLC
                           c/o Centro Properties Group
                                 Centro The Glen
                            Level 3 Corporate Offices
                               235 Springvale Road
                      Glen Waverly Victoria, Australia 3150
                           Tel. No.: 011-613-8847-0117
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)
                                  July 9, 2006
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 42725M107                   13D
          ---------

--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     CENTRO SATURN LLC

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)  |-|
                                                                       (b)  [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)                                                           |-|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

--------------------------------------------------------------------------------
  NUMBER OF      7    SOLE VOTING POWER
   SHARES
 BENEFICIALLY
   OWNED BY
    EACH
  REPORTING
   PERSON
    WITH

--------------------------------------------------------------------------------
                 8    SHARED VOTING POWER

                      21,518,657*

--------------------------------------------------------------------------------
                 9    SOLE DISPOSITIVE POWER

--------------------------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER

                      21,518,657*

--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     21,518,657*

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |-|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     44.0%*

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     CO

--------------------------------------------------------------------------------

* Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Person disclaims beneficial ownership of any shares of Heritage common stock covered by the voting agreements and irrevocable proxies entered into between Parent and MergerSub and certain stockholders of Heritage Property Investment Trust, Inc. (discussed in items 3 and 4 below). Of these shares, 20,445,323 are issued and outstanding and 1,073,334 shares may be acquired by one of the stockholders upon the exercise of outstanding options that are exercisable within 60 days and held by such stockholder.

--------------------------------------------------------------------------------

CUSIP No. 42725M107                   13D
          ---------
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      CENTRO SATURN MERGERSUB LLC

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)  |-|
                                                                       (b)  [X}

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)                                                           |-|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

--------------------------------------------------------------------------------
  NUMBER OF      7    SOLE VOTING POWER
   SHARES
 BENEFICIALLY
   OWNED BY
    EACH
  REPORTING
   PERSON
    WITH

--------------------------------------------------------------------------------
                 8    SHARED VOTING POWER

                      21,518,657*

--------------------------------------------------------------------------------
                 9    SOLE DISPOSITIVE POWER

--------------------------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER

                      21,518,657*

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     21,518,657*

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN         |-|
     SHARES

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      44.0%*

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO

--------------------------------------------------------------------------------


* Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Person disclaims beneficial ownership of any shares of Heritage common stock covered by the voting agreements and irrevocable proxies entered into between Parent and MergerSub and certain stockholders of Heritage Property Investment Trust, Inc. (discussed in items 3 and 4 below). Of these shares, 20,445,323 are issued and outstanding and 1,073,334 shares may be acquired by one of the stockholders upon the exercise of outstanding options that are exercisable within 60 days and held by such stockholder.

--------------------------------------------------------------------------------

CUSIP No. 42725M107                                         13D
          ---------
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     CPT MANAGER LIMITED ABN AS TRUSTEE FOR CENTRO PROPERTY TRUST ARSN

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)  |-|
                                                                       (b)  [X}

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)                                                           |-|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     AUSTRALIA

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  NUMBER OF      7    SOLE VOTING POWER
   SHARES
 BENEFICIALLY
   OWNED BY
    EACH
  REPORTING
   PERSON
    WITH

--------------------------------------------------------------------------------
                 8    SHARED VOTING POWER

                      21,518,657*

--------------------------------------------------------------------------------
                 9    SOLE DISPOSITIVE POWER

--------------------------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER

                      21,518,657*

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     21,518,657*

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN         |-|
     SHARES

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      44.0%*

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO

--------------------------------------------------------------------------------

* Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Person disclaims beneficial ownership of any shares of Heritage common stock covered by the voting agreements and irrevocable proxies entered into between Parent and MergerSub and certain stockholders of Heritage Property Investment Trust, Inc. (discussed in items 3 and 4 below). Of these shares, 20,445,323 are issued and outstanding and 1,073,334 shares may be acquired by one of the stockholders upon the exercise of outstanding options that are exercisable within 60 days and held by such stockholder.

Item 1. Security and Issuer
        -------------------
This statement relates to the common stock, par value $.001 per share, of Heritage Property Investment Trust, Inc., a Maryland corporation (the "Issuer" or "Heritage"). The Issuer has its principal executive offices at 131 Dartmouth Street, 6th Floor, Boston MA 02116.

Item 2. Identity and Background
        -----------------------

(a) -- (c), (f) This statement on Schedule 13D is filed by Centro Saturn LLC ("Parent"), Centro Saturn MergerSub LLC ("MergerSub"), each a Delaware limited liability company, and CPT Manager Limited ABN 37 054 494 307 as trustee for Centro Property Trust ARSN 091 043 793, a trust organized under the laws of the Commonwealth of Australia ("Centro Parent", and together with Parent and MergerSub the "Reporting Persons"). MergerSub is a wholly-owned subsidiary of Parent; Parent is a wholly-owned subsidiary of CPT Custodian Pty Ltd. as trustee of Heritage Sub Trust, a trust organized under the laws of the Commonwealth of Australia ("Centro Intermediate"); and Centro Intermediate is a wholly-owned subsidiary of Centro Parent. The address of the principal office and business of Parent and MergerSub is 580 West Germantown Pike, Suite 200, Plymouth Meeting, Pennsylvania 19462. The address of the principal office and business of Centro Parent and Centro Intermediate is Centro The Glen, Corporate Offices 3rd Floor, 235 Springvale Road, Glen Waverly Victoria, Australia 3150. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Persons is set forth on Schedule A hereto and is incorporated by reference herein.

(d) -- (e) During the last five years, none of the Reporting Persons nor Centro Intermediate, and to the best knowledge of the Reporting Persons none of the persons listed on Schedule A hereto, have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds
        --------------------------
In connection with the Agreement and Plan of Merger (the "Merger Agreement") dated July 9, 2006, among Parent, MergerSub and Heritage, certain stockholders of Heritage identified on Schedule B hereto (each a "Stockholder" and
                          ----------
collectively, the "Stockholders"), each entered into a voting agreement (each a "Voting Agreement") with Parent and MergerSub, dated July 9, 2006, which is more fully described in Item 4, whereby each Stockholder agreed to vote all of the shares of Heritage common stock currently beneficially owned by such Stockholder or acquired by such Stockholder after such date (including by means of exercise of stock options) (such now or after acquired shares, the "Shares") in favor of the merger and related matters.

Parent and MergerSub have not paid additional consideration to the Stockholders in exchange for their execution and delivery of the Voting Agreements. Copies of the Voting Agreements are filed as Exhibits 2 and 3 hereto and the Merger Agreement was filed as Exhibit 2.1 to Heritage's Current Report on Form 8-K filed on July 12, 2006, and each is incorporated by reference herein.

Item 4. Purpose of the Transaction
        --------------------------
(a) -- (b) Pursuant to the terms and conditions of the Merger Agreement, Heritage will merge with and into MergerSub, with MergerSub being the surviving corporation and becoming a wholly owned subsidiary of Parent (the "Merger"). The consummation of the transaction contemplated by the Merger Agreement is subject to the satisfaction or waiver of several closing conditions, including the approval of the stockholders of Heritage.

Pursuant to the terms of the Voting Agreements, each Stockholder has agreed to vote (or cause to be voted) their Shares (a) in favor of the Merger and the adoption of the Merger Agreement and the approval of the other transactions contemplated by the Merger Agreement; (b) against any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale or transfer of a material amount of assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Heritage, (c) against any amendment of Heritage's charter, bylaws or other proposal or transaction involving Heritage or its subsidiaries that would delay, impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement or change in any manner the voting rights of the Stockholders' Shares, and (d) against any action, agreement, transaction or proposal that would result in a breach of any representation, warranty, covenant, agreement or other obligation of Heritage in the Merger Agreement. Each Stockholder has also agreed not to Transfer (as defined in the Voting Agreements) such Stockholder's Shares, grant any proxy with respect to the Shares or deposit the Shares into a voting trust, except pursuant to the Voting Agreement.

Subject to the following paragraph, each Stockholder also granted Parent and MergerSub an irrevocable proxy granting Parent and MergerSub the right to vote such Stockholder's Shares in favor of and against such matters.

The proxy granted by the Stockholders shall be automatically revoked upon termination of the Voting Agreement, which shall occur (i) upon the earlier of
(A) the Effective Time (as defined in the Merger Agreement) and (B) the termination of the Merger Agreement in accordance with the terms thereof, or
(ii) at any time upon notice by Parent and MergerSub.

(c) Not applicable.

(d) Upon consummation of the Merger, the directors and officers of Heritage will be replaced by the officers and managing member of MergerSub (the surviving entity), until successors are duly elected or appointed or qualified.

(e) Pursuant to the terms of the Merger Agreement, no dividends will be paid with respect to Heritage's common stock after the completion of Heritage's third quarter.

(f) Not applicable.

(g) Pursuant to the terms of the Merger Agreement, Heritage will not, nor will it permit any subsidiary to, solicit alternative transactions or, subject to certain exceptions, participate in discussions relating to an alternative transaction or furnish non-public information relating to an alternative transaction.

(h)-(i) Upon consummation of the Merger, Heritage common stock will cease to be listed on the New York Stock Exchange and will become eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

(j) Not applicable.

The foregoing summary of the Merger Agreement and the Voting Agreements is not intended to be complete and is qualified in its entirety by reference to the Voting Agreements filed as Exhibits 2 and 3 hereto and to the Merger Agreement filed on Form 8-K by Heritage on July 12, 2006 and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer
        ------------------------------------
(a) -- (b) Prior to July 9, 2006, none of the Reporting Persons nor Centro Intermediate was a beneficial owner, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act"), of any shares of Heritage common stock.

As a result of entering into the Voting Agreement, the Reporting Persons may be deemed to have the power to vote, and to be the beneficial owner of, 21,518,657 shares of common stock, of which 1,073,334 shares may be acquired by one of the Stockholders upon the exercise of options that are exercisable within 60 days and held by Stockholder, representing approximately 44.0% of Heritage's common stock deemed outstanding under applicable SEC rules. The foregoing beneficial ownership calculations are based upon the representations of Heritage and the Stockholders, including in the Merger Agreement and Voting Agreements.

To the Reporting Persons' knowledge, no shares of Heritage common stock are beneficially owned by any of the persons identified in Schedule A.
                                                       ----------

Notwithstanding the foregoing, however, the Reporting Persons (i) are not entitled to any rights as a stockholder of Heritage with respect to the Shares and (ii) have no power to vote, direct the voting of, dispose of, or direct the disposal of, any of the Shares other than the power provided pursuant to the Voting Agreements. The Reporting Persons hereby disclaim beneficial ownership of any shares of Heritage common stock (including the Shares), and nothing contained in this statement on Schedule 13-D shall be construed as an admission that any such person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this Schedule 13-D.

(c) Except as described herein, there have been no transactions in shares of the Heritage common stock by the Reporting Persons, Centro Intermediate, or, to the best knowledge of the Reporting Persons, by any of the persons listed on Schedule A hereto, during the past sixty (60) days.
----------

(d) -- (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
        ------------------------------------------------------------------------
Securities of the Issuer
------------------------

Other than the matters set forth herein in response to Items 3 and 4 above, the Reporting Persons and Centro Intermediate have not, and, to the best knowledge of the Reporting Persons, none of the persons listed in Schedule A hereto are, a
                                                        ----------
party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of Heritage, including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.



Item 7. Material to be Filed as Exhibits
        --------------------------------

Exhibit 1 Agreement and Plan of Merger dated July 9, 2006, by and among Parent, MergerSub and Heritage, Inc. (incorporated by reference to
             Exhibit 2.1 to the Form 8-K filed by Heritage Property Investment Trust on July 12, 2006).

Exhibit 2 Voting Agreement dated July 9, 2006, among Parent, MergerSub and The New England Teamsters and Trucking Industry Pension Fund and Net Realty Holding Trust.

Exhibit 3 Voting Agreement dated July 9, 2006, among Parent, MergerSub and Thomas Prendergast.

--------------------------------------------------------------------------------

                                   SCHEDULE A
             INFORMATION CONCERNING EXECUTIVE OFFICERS AND DIRECTORS
                              OF REPORTING PERSONS

Set forth below is the name, title, citizenship and business address of each director and executive officer of Parent, MergerSub and Centro Parent.



PARENT
------

Name                        Title                           Citizenship       Business Address
Andrew Scott                Chief Executive Officer and     Australia,        Centro The Glen
                            President                       British           Level 3 Corporate Offices
                                                                              235 Springvale Road
                                                                              Glen Waverly Victoria 3150
Romano Nenna                Treasurer and Vice              Australia         Centro The Glen
                            President                                         Level 3 Corporate Offices
                                                                              235 Springvale Road
                                                                              Glen Waverly Victoria 3150
John Hutchinson             Secretary and Vice              British           Centro The Glen
                            President                                         Level 3 Corporate Offices
                                                                              235 Springvale Road
                                                                              Glen Waverly Victoria 3150
Graham Terry                Vice President                  Australia         Centro The Glen
                                                                              Level 3 Corporate Offices
                                                                              235 Springvale Road
                                                                              Glen Waverly Victoria 3150
Michael Baliva              Vice President                  Australia         2716 Ocean Park Boulevard
                                                                              Suite 3000
                                                                              Santa Monica, CA 90405




Basil Donnelly              Vice President                  USA               580 West Germantown Pike
                                                                              Suite 200
                                                                              Plymouth Meeting, PA 19462
Mary Gannon                 Vice President                  USA               580 West Germantown Pike
                                                                              Suite 200
                                                                              Plymouth Meeting, PA 19462
Michael Mortimer            Vice President                  USA               580 West Germantown Pike
                                                                              Suite 200
                                                                              Plymouth Meeting, PA 19462
Charles Morroney            Vice President                  USA               580 West Germantown Pike
                                                                              Suite 200
                                                                              Plymouth Meeting, PA 19462
Michael Moss                Vice President                  USA               580 West Germantown Pike
                                                                              Suite 200
                                                                              Plymouth Meeting, PA 19462
Mark Wilson                 Vice President                  Australia         580 West Germantown Pike
                                                                              Suite 200
                                                                              Plymouth Meeting, PA 19462
Tom Lorenzen                Vice President                  Australia         580 West Germantown Pike
                                                                              Suite 200
                                                                              Plymouth Meeting, PA 19462
Mitchell Brown              Vice President                  USA               580 West Germantown Pike
                                                                              Suite 200
                                                                              Plymouth Meeting, PA 19462

MERGERSUB
---------
Name                        Title                           Citizenship       Business Address
Andrew Scott                Chief Executive Officer         Australia,        Centro The Glen
                            and President                   British           Level 3 Corporate Offices
                                                                              235 Springvale Road
                                                                              Glen Waverly Victoria 3150
Romano Nenna                Treasurer and Vice              Australia         Centro The Glen
                            President                                         Level 3 Corporate Offices
                                                                              235 Springvale Road
                                                                              Glen Waverly Victoria 3150
John Hutchinson             Secretary and Vice              British           Centro The Glen
                            President                                         Level 3 Corporate Offices
                                                                              235 Springvale Road
                                                                              Glen Waverly Victoria 3150
Graham Terry                Vice President                  Australia         Centro The Glen
                                                                              Level 3 Corporate Offices
                                                                              235 Springvale Road
                                                                              Glen Waverly Victoria 3150
Michael Baliva              Vice President                  Australia         2716 Ocean Park Boulevard
                                                                              Suite 3000
                                                                              Santa Monica, CA 90405
Basil Donnelly              Vice President                  USA               580 West Germantown Pike
                                                                              Suite 200
                                                                              Plymouth Meeting, PA 19462
Mary Gannon                 Vice President                  USA               580 West Germantown Pike
                                                                              Suite 200
                                                                              Plymouth Meeting, PA 19462
Michael Mortimer            Vice President                  USA               580 West Germantown Pike
                                                                              Suite 200
                                                                              Plymouth Meeting, PA 19462
Charles Morroney            Vice President                  USA               580 West Germantown Pike
                                                                              Suite 200
                                                                              Plymouth Meeting, PA 19462
Michael Moss                Vice President                  USA               580 West Germantown Pike
                                                                              Suite 200
                                                                              Plymouth Meeting, PA 19462
Mark Wilson                 Vice President                  Australia         580 West Germantown Pike
                                                                              Suite 200
                                                                              Plymouth Meeting, PA 19462
Tom Lorenzen                Vice President                  Australia         580 West Germantown Pike
                                                                              Suite 200
                                                                              Plymouth Meeting, PA 19462




Mitchell Brown              Vice President                  USA               580 West Germantown Pike
                                                                              Suite 200
                                                                              Plymouth Meeting, PA 19462

CENTRO PARENT
-------------

Name                        Title                           Citizenship       Business Address
Brian Healey                Chairman                        Australia,        Centro The Glen
                                                            British           Level 3 Corporate Offices
                                                                              235 Springvale Road
                                                                              Glen Waverly Victoria 3150
Andrew Scott                Chief Executive Officer         Australia,        Centro The Glen
                            and Director                    British           Level 3 Corporate Offices
                                                                              235 Springvale Road
                                                                              Glen Waverly Victoria 3150
John Hutchinson             Legal Counsel                   British           Centro The Glen
                                                                              Level 3 Corporate Offices
                                                                              235 Springvale Road
                                                                              Glen Waverly Victoria 3150
Romano Nenna                Chief Financial Officer         Australia         Centro The Glen
                                                                              Level 3 Corporate Offices
                                                                              235 Springvale Road
                                                                              Glen Waverly Victoria 3150
Graham Terry                Chief Operating Officer         Australia         Centro The Glen
                                                                              Level 3 Corporate Offices
                                                                              235 Springvale Road
                                                                              Glen Waverly Victoria 3150
Sandra Schilling            Chief Information Officer       Australia         Centro The Glen
                                                                              Level 3 Corporate Offices
                                                                              235 Springvale Road
                                                                              Glen Waverly Victoria 3150
Toney Torney                General Manager Unlisted        Australia         Centro The Glen
                            Funds and Shared Services                         Level 3 Corporate Offices
                                                                              235 Springvale Road
                                                                              Glen Waverly Victoria 3150
Mark Wilson                 Centro Watt Chief Operating     Australia         580 West Germantown Pike
                            Officer                                           Suite 2000
                                                                              Plymouth Meeting, PA 19462
Graham Goldie               Director                        Australia         Centro The Glen
                                                                              Level 3 Corporate Offices
                                                                              235 Springvale Road
                                                                              Glen Waverly Victoria 3150
                                                                              Australia
Sam Kavourakis              Director                        Australia         Centro The Glen
                                                                              Level 3 Corporate Offices
                                                                              235 Springvale Road
                                                                              Glen Waverly Victoria 3150
Peter Wilkinson             Director                        Australia         Centro The Glen





                                                                              Level 3 Corporate Offices
                                                                              235 Springvale Road
                                                                              Glen Waverly Victoria 3150
Jim Hall                    Director                        Australia         Centro The Glen
                                                                              Level 3 Corporate Offices
                                                                              235 Springvale Road
                                                                              Glen Waverly Victoria 3150


                                   SCHEDULE B
                            VOTING AGREEMENT PARTIES

Parent and MergerSub entered into two Voting Agreements in connection with the Merger. The following persons were parties to the Voting Agreements:


Voting Agreement 1       The New England Teamsters and Trucking Industry
                         Pension Fund and Net Realty Holding Trust

Voting Agreement 2       Thomas C. Prendergast


Signature
---------
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: July 19, 2006



                                               CENTRO SATURN LLC

                                               By:  /s/ John Hutchinson
                                                    John Hutchinson
                                                    Secretary and Vice President


                                               CENTRO SATURN MERGERSUB LLC
                                               By:  /s/ John Hutchinson
                                                    John Hutchinson
                                                    Secretary and Vice President


                                               CPT MANAGER LIMITED ABN AS
                                               TRUSTEE FOR CENTRO PROPERTY
                                               TRUST ARSN
                                               By:  /s/ John Hutchinson
                                                    John Hutchinson
                                                    Legal Counsel



                                  EXHIBIT INDEX

Exhibit 1 Agreement and Plan of Merger dated July 9, 2006, by and among Parent, MergerSub and Heritage, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Heritage Property Investment Trust on July 12, 2006).

Exhibit 2 Voting Agreement dated July 9, 2006, among Parent, MergerSub and The New England Teamsters and Trucking Industry Pension Fund and Net Realty Holding Trust.

Exhibit 3 Voting Agreement dated July 9, 2006, among Parent, MergerSub and Thomas Prendergast.